[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Matthew Crispino
Morgan Youngwood

Re:	IAC/InterActiveCorp
Registration Statement on Form S-4
Filed December 23, 2020
File No. 333-251656

Ladies and Gentlemen:

On behalf of IAC/InterActiveCorp (“IAC”) and Vimeo Holdings, Inc. (“Vimeo SpinCo” and together with IAC, the “Registrants”), we are providing the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 21, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Registrants are concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Registrants’ response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. Except as otherwise indicated below, all references to page numbers in these responses are to the pages of Amendment No. 1.

Registration Statement on Form S-4

Information about SpinCo after the Spin-Off, page 147

1.	We note that you serve a growing community of over 200 million registered users in over 190 countries. Please revise to disclose how you define a registered user. We refer you to SEC Release 33-10751.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 147 of Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2021

Recent performance, page 148

2.	Please balance the disclosure in this section by disclosing your net loss for the nine months ended September 30, 2020.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 148 of Amendment No. 1.

Trends in Our Favor, page 149

3.	Please revise your disclosure to provide the source for your claims in this section such as:

•	Social media posts with video attract 10 times more engagement than those without;

•	On platforms like LinkedIn, video is shared 20 times more often than other content formats;

•	Video has also been shown to increase clicks, conversion rates and visitor time-onsite;

•	Video-enabled commerce is gaining traction in Asia and increasingly in the U.S.;

•	Employees at companies that use video are 75% more likely to rate employee

•	engagement highly and 72% more likely to rate productivity highly;

•	Over 80% of company leaders intending to permit remote work some of the time as employees return to the workplace; and

•	The average streaming U.S. household pays for nearly four subscription services.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 149–50 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Vimeo

Key Terms, page 160

4.	Please disclose how you define a subscriber. For example, clarify whether you consider multiple subscriptions for a single user as separate subscriptions or one subscription. Refer to Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 160 of Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2021

Management Overview, page 161

5.	You disclose that your business depends upon retaining existing subscribers. Please revise to disclose your overall subscriber retention rate for each period presented or tell us why you do not believe this metric contributes meaningfully to understanding and evaluating your company. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that on page 148 of the Registration Statement filed on December 23, 2020, the Registrants disclosed Net Revenue Retention (“NRR”) for enterprise subscriptions (those plans sold through a sales force). The Registrants further advise the Staff that this information was included solely to illustrate that Vimeo, Inc.’s enterprise subscription plans are gaining a foothold with larger organizations, and Vimeo, Inc. does not regularly calculate or use NRR as an internal operating metric with respect to self-serve subscriptions (i.e., those customers who sign up for a subscription with a credit card without any sales touch) or with respect to Vimeo, Inc.’s overall operations.

The Registrants respectfully submit that the relevant metrics for gauging self-serve subscription performance are the number of subscribers at the end of a period (which incorporates growth and retention of subscribers) and average revenue per user due to the nature and dynamics of the self-serve business. In response to the Staff’s comment, the Registrants have added additional disclosures regarding the calculation of net revenue retention on page 148 of Amendment No. 1.

6.	We note that your gross margin increased from 59% to 68% during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. Please tell us your consideration of providing enhanced disclosures to explain the change in gross margin percentages and whether this is a trend that you expect to continue in the future. We refer you to Section III.B of SEC Release 33-8350.

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that the Registrants believe that gross margin percentage provides a helpful metric for understanding Vimeo, Inc.’s cost structure and, therefore, its long-term potential for profitability. As disclosed on page 164 of the Registration Statement filed on December 23, 2020, Vimeo, Inc.’s increase in gross margin percentage for the nine months ended September 30, 2020 was due “primarily to lower hosting costs driven by cost reduction initiatives and lower rates for storage and transcoding . . .. .” While the Registrants believe that Vimeo, Inc. has room to improve gross margin percentage, it does not expect to consistently increase this metric at this rate. In response to the Staff’s comment, the Registrants have revised the disclosure on page 163 of Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2021

Results of Operations for the Nine Months Ended September 30, 2019 and 2020 Revenue, page 162

7.	Please revise to disclose the number of enterprise customers and the percentage of your revenue attributable to enterprise contracts.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 162 of Amendment No. 1.

Vimeo, Inc. and Subsidiaries, Consolidated Financial Statements, Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page K-9

8.	You disclose that while some of Vimeo’s mobile applications are generally free to download from the Apple App and Google Play Stores, many of them are subscription-based and all related purchases must be processed through the in-app payment systems provided by these stores, for which Vimeo pays these stores a meaningful share (generally 30% for the first 12 months, and 15% thereafter) of the related revenue it receives. Please revise to provide the disclosures required by ASC 606-10- 50-12(c), as applicable.

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that the Apple App and Google Play Stores serve solely as discovery and distribution platforms for Vimeo, Inc.’s self-serve subscription plans, and Vimeo, Inc. has sole control of the offered services prior to transferring control to the customer. The Apple App and Google Play Stores do not provide the underlying service, which is Vimeo, Inc.’s software-based video service, and are not responsible for satisfying any of the performance obligations of Vimeo, Inc. under its contract with its customers.

Pursuant to the terms of Apple’s Developer Agreement, Vimeo, Inc. is required to state in its terms of service that it, and not Apple, is responsible for delivering the underlying service. The Registrants advise the Staff that Vimeo, Inc. complies with this requirement by providing this notice in its Third Party Addendum to its Terms of Service (https://vimeo.com/terms/thirdpartyservices).

Therefore, the Registrants respectfully submit that they do not believe that the disclosure requirements of ASC 606-10- 50-12(c) are applicable.

9.	We note that you offer creators multiple ways to monetize their content including monthly, annual, transactional, and pay-per-view monetization options across the web, mobile, and connected TV apps. We further note from the Vimeo Seller Addendum that you collect revenue from consumers with respect to the sales of their videos, charge applicable fees and remit the remaining amounts, less taxes, chargebacks and related fees, and refunds to the seller (such net amounts, "Creator Revenue"). Tell us the amount of revenues and fees paid to creators with respect to these arrangements for each period presented. Provide us your analysis of principal versus agent considerations to the extent that revenue recognized from these arrangements is material. We refer you to ASC 606- 10-55-36 through 55-40.

U.S. Securities and Exchange Commission

February 2, 2021

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that, as the Staff has observed, Vimeo, Inc. offers creators means to monetize their content. Vimeo, Inc. does this principally through its Vimeo On Demand service and its Vimeo OTT service. Vimeo On Demand allows certain subscribers to offer their content for sale on a transactional or subscription basis to end users via the Vimeo.com website and the subscribers’ own or third-party websites via Vimeo, Inc.’s embeddable video player. Vimeo OTT allows subscribers to offer and monetize their content through a creator-branded experience, which may include a website or branded apps. In both cases, the subscriber/creator must provide the content and determine the retail price, sale method (and related terms such as viewing period), and the geographies in which to offer the content. These rights are reflected in Vimeo, Inc.’s Seller Addendum (which governs both Vimeo On Demand and Vimeo OTT monetization). In practice, Vimeo, Inc. plays no role in soliciting or developing content, determining the terms of sale, or marketing the content to customers. Instead, Vimeo, Inc.’s role is limited to facilitating transactions between creators and viewers.

Because Vimeo, Inc. lacks control over the good or service that is transferred from creators to end users, the Registrants take the position that Vimeo, Inc. is not a principal in content transactions based upon the principles set forth in ASC 606-10-55-37. Consequently, Vimeo, Inc. records only the applicable fees to which it is entitled from the content creators as its revenue as opposed to the entire amount of the transaction.

The Registrants respectfully advise the Staff that the aggregate (i.e., gross) amounts collected from viewers for the use of creator content through the Vimeo On Demand platform were $20.1 million and $26.0 million for the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively. The amounts paid to creators with respect to this revenue were $17.2 million and $22.2 million for the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively. Net revenue recognized from these arrangements was $2.9 million and $3.8 million for the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively, which represents 1.5% and 1.9% of total revenue, respectively.

The Registrants respectfully advise the Staff that Vimeo, Inc. does not directly collect revenue from viewers in connection with the Vimeo OTT platform. Instead, Vimeo, Inc. requires creators to enter into an agreement with a third-party payment vendor, which is responsible for collecting amounts from viewers and remitting revenue to creators and fees to Vimeo, Inc. The revenue recognized for Vimeo OTT content monetization was $4.7 million and $8.3 million for the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively, which represents 2.4% and 4.1% of total revenue, respectively.

U.S. Securities and Exchange Commission

February 2, 2021

Note 10. Stock-Based Compensation, page K-21

10.	Your disclosure that the weighted average grant date fair value of the shares is $2.14 per share for stock appreciation right grants made during 2019. Tell us the per share price of Vimeo at the last date of grant prior to December 31, 2019. Please provide us with your calculation of the weighted average grant date fair value of the shares made during fiscal 2019.

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that the per share price of Vimeo, Inc. common stock at the last date of grant prior to December 31, 2019 was $6.83. The Registrants’ calculation of the weighted average grant date fair value of the stock appreciation rights shares granted during the year ended December 31, 2019 is presented in Exhibit A hereto.

11.	We note from your disclosures on page 172 that Vimeo has reimbursed IAC for the IAC shares issued in connection with the settled Vimeo stock appreciation rights either through the issuance of common shares of Vimeo stock or in cash. We further note that in November and December 2020, Vimeo employees exercised stock settled stock appreciation rights with an intrinsic value of approximately $21.4 million, which resulted in an approximately $11.9 million payment to IAC as reimbursement for the IAC common shares issued. Please revise to clarify whether Vimeo issued common shares to IAC or paid IAC $11.9 million in cash to reimburse it for the IAC shares issued upon settlement of these awards. As part of your response, tell us how you considered the guidance in ASC 718-10-25-11.

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that, as the Staff has observed, prior to November 2020, Vimeo, Inc. reimbursed IAC with respect to the exercise of Vimeo, Inc. stock-settled stock appreciation rights (“SARs”) by issuing new shares of Vimeo, Inc. common stock to IAC. For the SAR exercises that occurred in November and December 2020, Vimeo, Inc. reimbursed IAC in cash.

The Registrants considered the guidance in ASC 718-10-25-11 and concluded that equity classification for the SARs in IAC’s and Vimeo, Inc. ’s consolidated financial statements is appropriate because (a) the underlying shares are not classified as liabilities and (b) Vimeo, Inc. or IAC can never be required by the grantee to settle the awards in cash.

Pursuant to the terms of Vimeo, Inc.’s SARs granted under the Vimeo, Inc. 2019 Incentive Plan (the “Plan”) and its predecessor plans, until Vimeo, Inc.’s or its successor’s common shares trade on a national securities exchange, shares of IAC common stock are issued to employees in settlement of the exercise of vested awards (after deduction for required tax withholdings, which are remitted by IAC on the Vimeo, Inc. employees’ behalf). The Registrants respectfully advise the Staff that neither the Plan nor the terms of the awards contemplate a settlement in cash, nor do they create any right on the part of any holder of the awards to require settlement in cash.

U.S. Securities and Exchange Commission

February 2, 2021

The employer/employee relationship between Vimeo, Inc. and its employees gives rise to the grants of SARs as an element of employment compensation. Separate and apart from this relationship is the parent-subsidiary relationship between IAC and Vimeo, Inc. The Registrants do not believe this parent-subsidiary relationship implicates the guidance in ASC 718-10-25-11 as this relationship does not govern the settlement of the awards themselves – but instead bears solely on the reimbursement mechanics between two related parties.

Further, the parent-subsidiary relationship between IAC and Vimeo, Inc. is governed, in part, by a stockholders’ agreement between IAC with the minority stockholders in Vimeo, Inc. dated May 26, 2016 (as amended, the “Stockholders Agreement”). The Stockholders Agreement provides that, in return for shares of IAC common stock issued in settlement of the Vimeo, Inc. SARs, Vimeo, Inc. will reimburse IAC with shares of Vimeo, Inc. common stock. The Registrants respectfully advise the Staff that the cash reimbursement of IAC for the IAC shares issued in settlement of the Vimeo, Inc. awards in November and December 2020 was an exception specifically and contemporaneously contemplated in connection with the third-party arm’s length capital raising transaction completed in November 2020. In the event that there are SAR exercises prior to the Spin-off, the Stockholders Agreement provides that Vimeo, Inc. will reimburse IAC with shares of Vimeo, Inc. common stock.

Based upon the above, the Registrants respectfully submit that the intercompany transactions undertaken under the terms of the Stockholders Agreement and the November 2020 capital raise do not bear on the equity classification of the SARs held by Vimeo, Inc.’s employees.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 172 of Amendment No. 1.

Note 9. Loss per Share, page K-21

12.	Please tell us your consideration separately presenting basic and diluted earnings per share for your Class A and Class B common stock. If basic and diluted earnings per share for the Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your condensed consolidating statement of operations and in your footnote disclosure. We refer you to the guidance in ASC 260-10-45.

U.S. Securities and Exchange Commission

February 2, 2021

Response: The Registrants acknowledge the Staff’s comment, and respectfully advise the Staff that shares of Vimeo Class A Voting common stock and shares of Vimeo Class B Non-Voting common stock participate in earnings on the same basis. In response to the Staff’s comment, the Registrants have added this disclosure to the Vimeo, Inc. consolidated statement of operations on page K-4 and on page K-21 in Note 9 of Amendment No. 1, and have also made conforming edits on page K-33 and pages K- 44-45 in Note 7 of Amendment No. 1.

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If you have any questions, please do not hesitate to contact me at (212) 403-1172 or JELevine@wlrk.com.

Very truly yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kendall F. Handler, IAC/InterActiveCorp
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz

Exhibit A